CADWALADER, WICKERSHAM & TAFT LLP
                                 100 Maiden Lane
                               New York, NY 10038

                                  April 2, 2003




BY ELECTRONIC SUBMISSION
------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:   VitalWorks Inc.
      Application to Withdraw Form 8-A12B (File No. 000-25311)
      --------------------------------------------------------

Ladies and Gentlemen:

VitalWorks Inc. (the "Registrant") through its attorneys Cadwalader, Wickersham & Taft LLP, hereby request the withdrawal of Registrant's Form 8-A12B, including all exhibits thereto, filed with the SEC on January 3, 2003 (File No. 000-25311) (the "Registration Statement").

The Registrant is making this request because the Registration Statement was inadvertently filed as a Form 8-A12B rather than a Form 8-A12G. The Registrant filed the appropriate Form 8-A12G on April 2, 2003.

If you have any questions regarding this application please call Alexandra L. Hill of Cadwalader, Wickersham & Taft LLP at (212) 504-6573.

Sincerely,

/s/ Alexandra L. Hill

Alexandra L. Hill